SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Idenix Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

45166R204
(Cusip Number)

Seth A. Klarman
The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
(617) 210-8300

With a copy to:
Gregory D. Sheehan, Esq
Ropes and Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45166R204	13D
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
36,910,868

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
36,910,868

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,910,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.55%*

14. TYPE OF REPORTING PERSON
IA

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 134,000,750 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2013.

**This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation, Seth A. Klarman, Baupost Value Partners, L.P. IV ("BVPIV"), and Baupost Limited Partnership 1983 C-1 ("BLPC"). Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting disposition of any of the securities covered by this statement on Schedule 13D.

CUSIP NO. 45166R204	13D
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
36,910,868

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
36,910,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,910,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.55%*

14.	TYPE OF REPORTING PERSON
HC

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 134,000,750 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2013.

**This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation, Seth A. Klarman, Baupost Value Partners, L.P. IV ("BVPIV"), and Baupost Limited Partnership 1983 C-1 ("BLPC"). Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting disposition of any of the securities covered by this statement on Schedule 13D.

CUSIP NO. 45166R204	13D

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
36,910,868

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
36,910,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,910,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.55%*

14.	TYPE OF REPORTING PERSON **
    IN

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 134,000,750 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2013.

**This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation, Seth A. Klarman, Baupost Value Partners, L.P. IV ("BVPIV"), and Baupost Limited Partnership 1983 C-1 ("BLPC"). Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting disposition of any of the securities covered by this statement on Schedule 13D.

CUSIP NO. 45166R204	13D

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Value Partners, L.P. - IV, 26-2208448

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
13,833,560

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
13,833,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
TBD

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.32%*

14.	TYPE OF REPORTING PERSON **
    PN

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 134,000,750 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2013.

**This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation, Seth A. Klarman, Baupost Value Partners, L.P. IV ("BVPIV"), and Baupost Limited Partnership 1983 C-1 ("BLPC"). Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting disposition of any of the securities covered by this statement on Schedule 13D.

CUSIP NO. 45166R204	13D

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Limited Partnership 1983 C-1, 04-2780321

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
7,689,800

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
7,689,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,689,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%*

14.	TYPE OF REPORTING PERSON **
HC

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 134,000,750 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2013.

**This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation, Seth A. Klarman, Baupost Value Partners, L.P. IV ("BVPIV"), and Baupost Limited Partnership 1983 C-1 ("BLPC"). Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting disposition of any of the securities covered by this statement on Schedule 13D.

CUSIP NO. 45166R204	13D
INTRODUCTION

ITEM 1. Security and Issuer
    This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.001, (the "Common Stock") of Idenix Pharmaceuticals, Inc., a Delaware corporation ("the Issuer"). The principal executive offices of the Issuer are located at 320 Bent Street, Cambridge, MA 02141.

ITEM 2. Identity and Background
(a) - (c); (f)

    This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), a Massachusetts limited liability company,  Baupost Value Partners, L.P., IV ("BVPIV"), a Delaware limited partnersip, and Baupost Limited Partnership 1983 C-1 ("BLPC"), Delaware limited partnership, SAK Corporation ("SAK"), a Massachusetts corporation, and Seth A. Klarman ("Mr. Klarman") (together with Baupost and SAK, the "Reporting Persons").

    Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to certain investment limited partnerships including BVPIV and BLPC (the "Investment Funds"), and securities reported on this Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of such Investment Funds. SAK is the Manager of Baupost. Mr. Klarman, a United States citizen, is the sole director and the President, Treasurer and Secretary of SAK and a controlling person of Baupost.

    As the sole director and sole officer of SAK and a controlling person of Baupost, Mr. Klarman may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and SAK Corporation declare that the filing of this Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and further state that neither of them have any power to vote or dispose of, any of the securities covered by this Schedule 13D.

    The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116. The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(d)-(e)

    None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations

    The total amount of funds used for the purchases of shares of Common Stock, as reported in Item 5(c), was $34,362,500. The source of funds for purchases of shares is the capital of the Investment Funds.

ITEM 4. Purpose of Transaction

The Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock and other relevant parties concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

CUSIP NO. 45166R204	13D

ITEM 5. Interests in Securities of the Company

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)	The trading dates, price per share and number of shares of Common Stock purchased or sold in the open market within the last 60 days, are set forth below:

Name	Date	Price Per Share	Number of Shares Purchased/(Sold)*
Baupost	11/1/13	$4.57	125,000
Baupost	11/1/13	$4.46	169,430
Baupost	11/1/13	$4.44	75,000
Baupost	11/1/13	$3.98	3,074,120
Baupost	10/15/13	$3.65	30,000
Baupost	10/15/13	$3.68	45,000
Baupost	10/14/13	$3.71	150,000
Baupost	10/11/13	$3.62	100,000
Baupost	10/11/13	$3.73	250,000
Baupost	10/10/13	$3.70	100,000
Baupost	10/9/13	$3.56	850,000
Baupost	10/8/13	$4.50	700,000
Baupost	10/8/13	$3.82	826,625
Baupost	10/3/13	$4.73	750,000
Baupost	9/13/13	$4.85	1,000,000

* Securities reported above as purchased by Baupost include securities purchased on behalf of various Investment Funds including BVPIV and BLPC.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
(e)	Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

A.       Joint Filing Agreement dated as of November 1, 2013 by and among Baupost, BVPIV, BLPC, SAK and Seth A. Klarman.

CUSIP NO. 45166R204	13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: November 1, 2013

The Baupost Group, L.L.C.

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

SAK Corporation

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Value Partners, L.P. - IV
    By: The Baupost Group, L.L.C.
    Managing General Partner

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Limited Partnership 1983 C-1
    By: The Baupost Group, L.L.C.
    Managing General Partner

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

By: /s/ Seth A. Klarman
Name: Seth A. Klarman

CUSIP NO. 45166R204	13D

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.001 par value per share, of Idenix Pharmaceuticals, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The execution and filing of this Agreement shall not be construed as an admission that the undersigned Reporting Persons are a group, or have agreed to act as a group.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of the 1st Day of November, 2013.

The Baupost Group, L.L.C.

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

SAK Corporation

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Value Partners, L.P. - IV
    By: The Baupost Group, L.L.C.
    Managing General Partner

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Limited Partnership 1983 C-1
    By: The Baupost Group, L.L.C.
    Managing General Partner

By: /s/Seth A. Klarman
Name: Seth A. Klarman
Title: President

By: /s/ Seth A. Klarman
Name: Seth A. Klarman